Promissory Note

Date: August 15, 2008

Borrower: Calypso Wireless, Inc., a Delaware corporation.

Borrower's Mailing Address:

> Calypso Wireless, Inc.
> 21 Waterway Ave., Suite 300
> The Woodlands, Texas 77380
> Montgomery County

Lender: Drago Daic.

Place for Payment:

> 14405 Walters Road, Suite 800
> Houston, Harris County, Texas 77014, or any other place that Lender may designate in writing.

Principal Amount: $61,250.00

Annual Interest Rate: Eight Percent (8%)

Maturity Date: November 15, 2008

Annual Interest Rate on Matured, Unpaid Amounts: Eighteen Percent (18%)

Terms of Payment (principal and interest):

The Principal Amount is due and payable on ~~November~~ 15, 2008, and the interest is due and payable at maturity as follows: Accrued interest and unpaid principal are due and payable in full at maturity.. Payments will be applied first to accrued interest and the remainder to reduction of the Principal Amount.

Security for Payment: This note is secured by a security interest created in a security agreement that covers All of Borrower's interest in the following personal property and all proceeds of such property, including Chinese Patent Application No. 01116237.6, covering Communication System and Method; United States of America patent application pertaining to the Hybrid Communication System and Method, reference No. 1.911-b.04; and all subsequent patent grants pertaining thereto by the countries of The United States of America, China, as well as all patents applications and patent rights subsequently granted to Borrower by the countries in the United Kingdom, Europe, Asia and the rest of the world, and more fully described on Exhibit "A" attached hereto and incorporated herein by reference, all after-acquired collateral of the same classification and all products, increase, and offspring of the collateral.

Other Security for Payment: None

      Borrower promises to pay to the order of Lender the Principal Amount plus interest at the Annual Interest Rate. This note is payable at the Place for Payment and according to the Terms of Payment. All unpaid amounts are due by the Maturity Date. After maturity, Borrower promises to pay any unpaid principal balance plus interest at the Annual Interest Rate on Matured, Unpaid Amounts.

      If Borrower defaults in the payment of this note or in the performance of any obligation in any instrument securing or collateral to this note, Lender may declare the unpaid principal balance, earned interest, and any other amounts owed on the note immediately due. Notwithstanding any other provision of this note, in the event of a default, before exercising any of Lender's remedies under this note or any security agreement securing it, Lender will first give Borrower written notice of default and Borrower will have ten days after notice is given in which to cure the default. If the default is not cured ten days after notice, Borrower and each surety, endorser, and guarantor waive all demand for payment, presentation for payment, notice of intention to accelerate maturity, notice of acceleration of maturity, protest, and notice of protest, to the extent permitted by law.

      Borrower also promises to pay reasonable attorney's fees and court and other costs if this note is placed in the hands of an attorney to collect or enforce the note. These expenses will bear interest from the date of advance at the Annual Interest Rate on Matured, Unpaid Amounts. Borrower will pay Lender these expenses and interest on demand at the Place for Payment. These expenses and interest will become part of the debt evidenced by the note and will be secured by any security for payment.

Prepayment: Borrower may prepay this note in any amount at any time before the Maturity Date without penalty or premium.

Application of Prepayment: Prepayments will be applied to installments on the last maturing principal, and interest on that prepaid principal will immediately cease to accrue.

      Interest on the debt evidenced by this note will not exceed the maximum rate or amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law. Any interest in excess of that maximum amount will be credited on the Principal Amount or, if the Principal Amount has been paid, refunded. On any acceleration or required or permitted prepayment, any excess interest will be canceled automatically as of the acceleration or prepayment or, if the excess interest has already been paid, credited on the Principal Amount or, if the Principal Amount has been paid, refunded. This provision overrides any conflicting provisions in this note and all other instruments concerning the debt.

      Each Borrower is responsible for all obligations represented by this note.

      When the context requires, singular nouns and pronouns include the plural.

A default exists under this note if (1) (a) Borrower or (b) any other person liable on any part of this note or who grants a lien or security interest on property as security for any part of this note (an "Other Obligated Party") fails to timely pay or perform any obligation or covenant in any written agreement between Lender and Borrower or any Other Obligated Party; (2) any warranty, covenant, or representation in this note or in any other written agreement between Lender and Borrower or any Other Obligated Party is materially false when made; (3) a receiver is appointed for Borrower, any Other Obligated Party, or any property on which a lien or security interest is created as security (the "Collateral Security") for any part of this note; (4) any Collateral Security is assigned for the benefit of creditors; (5) a bankruptcy or insolvency proceeding is commenced by Borrower, a partnership of which Borrower is a general partner, or an Other Obligated Party; (6) (a) a bankruptcy or insolvency proceeding is commenced against Borrower, a partnership of which Borrower is a general partner, or an Other Obligated Party and (b) the proceeding continues without dismissal for sixty days, the party against whom the proceeding is commenced admits the material allegations of the petition against it, or an order for relief is entered; (7) any of the following parties is dissolved, begins to wind up its affairs, is authorized to dissolve or wind up its affairs by its governing body or persons, or any event occurs or condition exists that permits the dissolution or winding up of the affairs of any of the following parties: Borrower, a partnership of which Borrower is a general partner, or an Other Obligated Party; and (8) any Collateral Security is impaired by loss, theft, damage, levy and execution, issuance of an official writ or order of seizure, or destruction, unless it is promptly replaced with collateral security of like kind and quality or restored to its former condition.

If any provision of this note conflicts with any provision of a loan agreement, deed of trust, or security agreement of the same transaction between Lender and Borrower, the provisions of the security agreement will govern to the extent of the conflict.

This note will be construed under the laws of the state of Texas, without regard to choice-of-law rules of any jurisdiction.

Calypso Wireless, Inc., a Delaware corporation,



_____
Richard S. Pattin, President

Certificate of Resolutions

Date: August 15, 2008

Corporation: Calypso Wireless, Inc.

Date of Adoption: August 15, 2008

The undersigned President of the Corporation certifies the following facts:

1.   The Corporation is organized and operating under the laws of Delaware, is qualified to do business in Texas, and is in good standing.

2.   No proceeding for forfeiture of the certificate of formation of the Corporation or for voluntary or involuntary dissolution of the Corporation is pending.

3.   Neither the certificate of formation nor the bylaws of the Corporation limit the power of the board of directors to pass the resolutions below.

4.   The undersigned is authorized to make and sign this certificate.

5.   The undersigned keeps the records and minutes of the proceedings of the board of directors of the Corporation, and the resolutions below are an accurate reproduction of the ones made in those proceedings. They have not been amended, modified, or rescinded and are now in full force and effect.

6.   The resolutions below were duly adopted on the Date of Adoption. A quorum was present at the meeting of the board of directors, and all directors had signed a waiver of notice of the meeting in accordance with law and the bylaws of the Corporation.

RESOLVED, that the Corporation is authorized to borrow the amount of $61,250.00 from Drago Daic ("Lender") to secure patent registrations in Europe, China, Asia and throughout the world and being more fully described on Exhibit "A" attached hereto and incorporated herein by reference for all purposes, it being understood and agreed by the directors of the Corporation that the incurrence of this indebtedness is of valuable consideration to the Corporation, and to enter into a promissory note (the "Note") in the principal amount of $61,250.00, payable to the order of Lender.

RESOLVED FURTHER, that to secure the payment of the Note, the Corporation is authorized to enter into a Security Agreement covering the patent applications and subsequent patent rights granted thereunder and any necessary modifications, extensions, increases, and renewals of the Security Agreement.

RESOLVED FURTHER, that the Corporation is authorized to enter into any assignments, pledges, mortgages, deeds of trust, security agreements, and other documents and instruments concerning the Collateral, or any real or personal property, or any interest therein, owned by the Corporation that may be necessary or appropriate, or required by Lender, to evidence and secure the payment of the Note.

RESOLVED FURTHER, that the chairman, president or any vice president of the Corporation is authorized to execute and deliver, on behalf of and in the name of the Corporation, the Note, the Security Agreement, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Agreement or to accomplish the purposes of these resolutions, in the form and with the provisions that the officers may deem proper.

RESOLVED FURTHER, that the Corporation confirms and ratifies all actions previously taken by any officer or other representative of the Corporation with respect to the loan evidenced by the Note and all documents executed in connection with the loan.

7. Set forth below is a list of the names, titles, and signatures of the individuals who are currently serving as officers of the Corporation:

Name:	Title:	Signature:
Cristian Turrini	Chairman	[signature]
Richard S. Pattin	President	[signature]

[signature]
Name: Richard S. Pattin
President of Calypso Wireless, Inc.

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

This instrument was acknowledged before me on Aug. 15th, 2008, by Richard S. Pattin, as the President of Calypso Wireless, Inc., a Delaware corporation, on behalf of said corporation.

KATHLEEN A. RUSHLOW
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
FEB. 14, 2010

Kathleen A. Rushlow
Notary Public, State of Texas



The undersigned hereby certifies that he is the duly elected and qualified president of Calypso Wireless, Inc.; that Richard S. Pattin is the duly elected and qualified president of Calypso Wireless, Inc.; that the signature above is his genuine signature; and that the foregoing certificate of resolutions is true and correct.



____

Name: Cristian Turrini
Chairman of Calypso Wireless, Inc.

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

This instrument was acknowledged before me on Aug. 15th, 2008, by Cristian Turrini, as the Chairman of Calypso Wireless, Inc., a Delaware corporation, on behalf of said corporation.





KATHLEEN A. RUSHLOW
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
FEB. 14, 2010

Kathleen A. Rushlow
____
Notary Public, State of Texas

Malloy & Malloy, P.A.

"Since 1959"
Registered Patent Attorneys
Trial and Appellate Counsel
Internet: malloylaw.com

Patent, Trademark & Copyright Law

Miami Office
2800 S.W. Third Avenue
Miami, Florida 33129
Telephone (305) 858-8000
Facsimile (305) 858-0008

Ft. Lauderdale Office
2101 West Commercial Blvd.
Reply to: Miami Office
Broward (954) 525-9611
Florida (800) 337-7239

June 10, 2008

<u>VIA E-MAIL & MAIL</u>
rpattin@yahoo.com

Calypso Wireless, Inc.
14605 Ophiuchus Court
Willis, Texas 77318

Attn: Richard S. Pattin

Re: **European** Patent Application No. **03026877.5** for -
COMMUNICATION SYSTEM AND METHOD
Applicant: Robert Leon
Our Ref.: **4.630-H.03**

Dear Mr. Pattin:

We have been in further communication with our associates in Europe concerning your above-referenced patent application.

We are now pleased to report that after our associates discussed your case with the European Patent Examiner it was agreed that the invention is patentable. However, few changes were made to the application, and accordingly, the good news is that the European Patent Office ("EPO") is willing to grant a European patent for the invention.

Enclosed for your records is a copy of the official Notice termed the *"Communication under Rule 71(3) EPC."* This Notice reflects the proposed textual changes, as well as the format for the granting of the European patent.

We must file a response with the EPO to the enclosed Notice, indicating whether the EPO's proposed changes are acceptable. Under the circumstances, these changes should be deemed acceptable and the European patent should be allowed to grant. If you do not agree, please let us know and have your instructions.

Assuming that you still want to obtain a European patent on this invention, then it will soon be necessary to pay the "granting" and "printing" fees to the EPO. It will also be necessary simultaneously to file translations of the claims in any of the EPO countries in which you finally elect to make the European patent effective.

CT

RP

EXHIBIT 'A'

We are advised that the estimated fees and expenses involved with the "granting and printing" charges are about $3,000.00; and related paperwork and claim translation charges are about $550 for each EPO country that you elect. The *absolute deadline* by which to pay these fees as well as to choose the EPO member countries in which you wish to make the patent effective is August 11, 2008.

However, our associates have asked us to provide instructions and payment about four weeks prior, i.e., preferably by **July 15, 2008** so that associates in the elected EPO member countries will have sufficient time to prepare the necessary translations and related paperwork.

Please note that there are NO extensions of time available, and thus, it is very important that we hear from you soon regarding this matter.

Obviously then, it is necessary for you to decide in which European countries, of those originally designated, that you want the European patent to be made effective. The countries which you originally designated are:

LIST OF EPO MEMBER COUNTRIES

1. Austria (AT)	10. Germany (DE)	19. Romania (RO)
2. Belgium (BE)	11. Greece (GR)	20. Sweden (SE)
3. Bulgaria (BG)	12. Hungary (HU)	21. Slovenia (SI)
4. Cyprus (CY)	13. Ireland(IE)	22. Slovakia (SK)
5. Czech Republic (CZ)	14. Italy (IT)	23. Switzerland (CH) and Liechtenstein (LI)
6. Denmark (DK)	15. Luxembourg (LU)	24. Turkey (TR)
7. Estonia (ES)	16. Monaco (MC)	25.United Kingdom (GB)
8. Finland (FI)	17. Netherlands(NL)	
9. France (FR)	18. Portugal (PT)	

You may select one or more of these countries for your European patent to be made effective in. In our judgment, you will likely want to consider the United Kingdom (at a minimum) and possibly, France, Germany, Italy and Spain, which are often regarded as important European countries.

As briefly mentioned above, a subsequent step will also be required which involves paying official government fees to the individual EPO country or countries chosen, as well as finalizing the translations of the patent application, i.e., the full text or rest of the body, apart from the claims. This is required in order to make the European patent effective in the selected country or countries. We estimate that the subsequent fees and expenses involved with this step are about $2,500.00 for **each** elected EPO member country.

Next, the EPO reminds us that a final decision should be made in the next couple of months about filing for additional European patent protection by way of a "divisional patent application." Some

TA CT   RP RP

EXHIBIT 'A'

consideration should be given to the filing of a divisional case in light of the invention's importance and the overall goal of attempting to secure relatively broad patent protection for it.

Lastly, we want to congratulate you on the fact that the European Patent Office has recognized that the idea is a worthwhile contribution and that a European patent will be granted, which can be made effective in a number of European countries, should the appropriate government fees and translations charges, etc. be paid.

By the way, we point out that annuity (yearly) payments for each country you designate will need to be paid to the pertinent foreign Patent Office.

We look forward to receiving your selection of European countries, approval of the proposed text and your authorizing deposit in the approximate amount well prior to **July 15, 2008**.

As always, if you have any questions or comments regarding this matter, please do not hesitate to contact our office.

Kindest regards,

Very truly yours,

PETER A. MATOS
For the Firm

PM/ig
Enclosures
[illegible]

CT RP

EXHIBIT 'A'